Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271906

BGO INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED FEBRUARY 13, 2025

TO THE PROSPECTUS DATED APRIL 22, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of BGO Industrial Real Estate Income Trust, Inc., dated April 22, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to BGO Industrial Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

●	to disclose the transaction price for each class of our common stock as of March 1, 2025;
●	to disclose the calculation of our January 31, 2025 net asset value (“NAV”) per share for each class of our common stock; and
●	to provide an update on the status of our current public offering;

March 1, 2025 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of March 1, 2025 (and repurchases as of February 28, 2025) is as follows:

Transaction Price
(per share)
Class T	$10.84
Class S	$10.84
Class D	$10.84
Class I	$10.84

The March 1, 2025 transaction price for each of our Class T, Class S, Class D and Class I shares is equal to the NAV per share as of January 31, 2025. Class E shares and Class E units are not sold as a part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bgoireit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I and Class E shares, as well as partnership interests of the Operating Partnership held by parties other than the Company.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 ($ and shares in thousands):

Components of NAV	January 31, 2025
Investment in real property	$—
Investments in unconsolidated joint ventures	264,360
Non-controlling interest in consolidated joint ventures	(115,624)
Investment in real estate debt	—
Investment in real estate-related securities	—
Cash and cash equivalents	8,502
Restricted cash	—
Other assets	—
Debt obligations	—
Subscriptions received in advance	—
Other liabilities	(983)
Distribution payable	(477)
Accrued performance participation allocation	—
Management fee payable	—
Stockholder servicing fees(1)	—
Net Asset Value	$155,778
Number of outstanding shares/units	13,023

(1)	Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of January 31, 2025, we have accrued under GAAP no stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of January 31, 2025 ($ and shares in thousands, except per share data):

						Third-
						Party
						Operating
	Class T	Class S	Class D	Class I	Class E	Partnership		Preferred
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Units	RSU's	Stock	Total
Net asset value	$5	$5	$5	$5	$230	$154,921	$501	$106	$155,778
Number of outstanding shares/units	0.49	0.49	0.49	0.49	21	13,000			13,023
NAV per share as of January 31, 2025	$10.84	$10.84	$10.84	$10.84	$11.18	$11.92

Valuations were prepared by the Adviser in accordance with our valuation procedures.

The weighted average of certain key assumptions from the discounted cash flow analysis of the respective appraisal reports as of January 31, 2025 are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	6.1%
Discount rate / internal rate of return	7.0%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

		Increase
		(Decrease) to the
	Hypothetical	NAV of Real
Input	Change	Properties
Discount Rate	0.25% decrease	4.5%
(weighted average)	0.25% increase	(4.3)%
Exit Capitalization Rate	0.25% decrease	6.2%
(weighted average)	0.25% increase	(5.7)%

Status of our Current Public Offering

We have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of common stock in our continuous public offering (the “Public Offering”). On February 3, 2023, the Adviser made an investment of $200,000 in exchange for 20,000 shares of our Class E common stock. On February 1, 2024, the Adviser acquired 476 Class T shares, 476 Class S shares, 476 Class D shares and 476 Class I shares in exchange for $5,000 for each share class and a total of $20,000. We intend to sell shares in the Public Offering on a monthly basis.